RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

For the Years Ended December 31, 2012 and 2011

Suite 1540 – 800 West Pender Street, Vancouver, BC V6C 2V6
Tel: 604-623-3333   Toll free: 1-866-365-4706   Fax:  604-623-3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION – MD&A – December 31, 2012

INTRODUCTION

This Management Discussion and Analysis (“MD&A”), dated March 12, 2013, includes financial information from, and should be read in conjunction with, the audited consolidated financial statements for the fiscal years ended December 31, 2012 and 2011. Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.

Rubicon Minerals Corporation (“Rubicon” or the “Company”) reports its financial position, results of operations, changes in equity and cash flows in accordance with International Financial Reporting Standards (“IFRS”) in Canadian dollars.

Rubicon is a Canadian based company that is focused on the exploration and development of gold deposits.  The Company’s key asset is the Phoenix Gold Project (hereinafter defined) located in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has significant land packages in the Red Lake area outside the Phoenix Gold Project and in Nevada and Utah, USA.  The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in all the provinces of Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the NYSE MKT Exchange in the United States under the symbol ‘RBY’.

DEFINITIONS

The following terms are used in this MD&A:

“F2 Gold System” - is composed of high-grade gold mineralization and a lower grade sulphide-rich zone, which currently has a strike length of approximately 1,200 metres (3,937 ft) and a depth extent of 1,546 metres (4,767 ft) below surface and remains open along strike and at depth. The system appears to at least partly correlate with a large Titan-24 chargeability anomaly. The anomaly extends laterally from the F2 Gold System for over 1,500 metres (approximately 5,000 ft), and to depths up to 750 metres (approximately 2,500 ft) – the current depth limit of the survey. As for the setting and style of this zone, it is similar in many respects to the high-grade zones present at the nearby Red Lake Gold Mine. The F2 Gold System is 420 metres southeast of the existing shaft and is entirely independent from the previous gold resource of the McFinley Gold Deposit.

“PEA” means the Preliminary Economic Assessment contained in the technical report filed on SEDAR on August 11, 2011.1

“Phoenix Gold Project” means project activities associated with the Phoenix Gold Property.

“Phoenix Gold Property” describes the property located in Bateman Township in the Red Lake District of Northwestern Ontario, approximately six kilometres north of the operating Red Lake Gold Mine, hosting the F2 Gold System.

1 See PEA Caution on Page 7

RUBICON MINERALS CORPORATION – MD&A – December 31, 2012

HIGHLIGHTS OF 2012

Phoenix Gold Project

Development Highlights

Phoenix Gold Project development milestones achieved during the year ended December 31, 2012 included:

•
Commissioning of the 14 foot double drum hoisting plant was completed in the first quarter, including the headframe extension (15 metres), new sheave deck, new backlegs, and a new dump.  New shaft guides were installed from surface to the 122 Level (level number indicates metres below surface, e.g. 122 Level is 122 metres below surface), along with new buckets and a new crosshead.

•
Lateral development of 242 metres (nil during the fourth quarter due to the switch over to shaft sinking) has been completed. The bulk of the lateral development was to establish access to mineralization on the 244 Level.  Other advancements included the completion of a drill station on the 244 Level.

•
The vertical component of the development was the completion of the waste pass from the 305 Level to the 122 Level.  The development of the 183 Level was started by accessing the area by an alimak raise.

•	The excavation of the loading pocket on the 338 Level was completed, and the construction was 85% complete at year end.

•	The shaft was deepened by 237 metres during the year (64 metres in the fourth quarter) and shaft stations were established on the 366 and 488 Levels.

•
Total shaft depth at the end of December 2012 was 582 metres of elevation and had been extended to   610 metres at the date of this report.  As part of the ongoing PEA2 optimization the Company is evaluating the cost/benefit of extending the shaft beyond the current depth.

•	The mill foundations were 76% completed as at December 31, 2012.

•	The contents of the old mill building were removed, in preparation for the engineering design of the water treatment plant.

•	The new mill building shell has been fabricated, and delivered.

•	SAG and Ball Mills have been ordered with expected shipping in July 2013.

2 See PEA Caution on Page 7

RUBICON MINERALS CORPORATION – MD&A – December 31, 2012

Drilling

The Company drilled a total of 57,408 metres on the F2 Gold System during the year ended December 31, 2012. This drilling was mainly a continuation of the program of infill drilling of the F2 Gold System commenced in October of 2011. The drilling was carried out utilizing up to two underground rigs on the 305 metre and 244 metre Levels and up to three surface rigs.  Initial indications are that this part of the program has been successful.

As of mid-October 2012, all drill rigs were temporarily shut down in order to allow for dedicated shaft sinking.  The Company expects to restart a drill program in 2013.  Future drilling is expected to focus on infill drilling targeting the down dip extension of the known zones throughout 9x layout and expansion along strike.

Details of drilling results are available in the Company’s news releases of March 29, 2012, May 14, 2012, July 16, 2012, November 13, 2012 and on the Company’s web site at www.rubiconminerals.com.  Some assays remain pending. Gold mineralization has now been intersected over an interpreted strike length of 1,243 metres and to a vertical depth of 1,546 metres and remains open along strike and at depth.

Permitting

The Company’s Production Closure Plan was approved by the Ontario Ministry of Northern Development and Mines (“MNDM”) on December 2, 2011, and the remaining permits required for the projected production phase of the Phoenix Gold Project, as contemplated in the PEA3, were received during the first quarter of 2012.

Aboriginal Consultations

Consultations are ongoing with local First Nation and Métis communities.  In December of 2012, Wabauskang First Nation (“WFN”) brought an application for judicial review of the approval of the Company’s Production Closure Plan.  The Company is vigorously defending this application.  This application has not affected any construction or development activity at the Phoenix Gold Project.  WFN has requested a postponement of its application for judicial review until after the Ontario Court of Appeal has given its decision in the Keewatin v. Minister of Natural Resources Appeal and the Company has agreed to this postponement.

Other Red Lake Projects

Rubicon holds approximately 100 square miles of additional mineral claims in the Red Lake Camp which were acquired for their high geological potential to host gold mineralization.  Due to the Company’s focus on developing the Phoenix Gold Project, exploration of these other properties has been temporarily put on hold but the Company considers these projects to be of strategic importance for future exploration. The Company has carried out compilation programs on several of its Red Lake projects in 2012 to identify targets for future exploration programs.

3 See PEA Caution on Page 7

RUBICON MINERALS CORPORATION – MD&A – December 31, 2012

Corporate Developments

On June 1, 2012, Mr. Michael Lalonde was appointed as the Company’s President and Chief Operating Officer.  On January 1, 2013 Mr. Lalonde assumed the position of President and Chief Executive Officer of the Company and Dr. David Adamson, the Company’s previous Chief Executive Officer, assumed the position of Chairman of the Board.  Mr. Lalonde is a mining engineer with over 25 years of experience developing gold mines in Canada and internationally.  Most recently Mr. Lalonde was Director of Underground Projects for Goldcorp and from 2008 to 2011 was General Manager of the Goldcorp’s Red Lake Gold Mine.  For further information on Mr. Lalonde’s appointment see the Company’s news release of April 30, 2012.

On July 30, 2012, Mr. Peter Rowlandson was appointed to the Board of Directors. Mr. Rowlandson is a mining engineer with over 30 years extensive and varied experience in the development and operation of gold mining operations in Ontario, Canada. His experience in the management of chiefly underground gold mining operations includes, amongst others, 12 years managing the Hemlo mining operations for Williams Operating Corporation (a Teck Corporation - Barrick Gold Corporation joint venture) and 3 years as General Manager – Timmins Division with Pamour (Giant Yellowknife Mines Ltd.).

On January 21, 2013, Mr. Daniel Labine joined the Company as Vice President of Operations.  Mr. Labine has over 35 years of engineering, mine operation, and project management experience. He was recently Senior Project Manager at Goldcorp Inc., where he oversaw the construction and development of the Cochenour project in Red Lake, Ontario, Canada. Previously, he held numerous senior project management roles, including Project Manager for Inco Limited, AMEC Earth and Environmental Limited, and Senior Project Engineer for Nordpro Mine and Project Management Services Limited. Mr. Labine holds a Bachelor of Engineering in Mining from Laurentian University and is a Professional Engineer in Ontario.

Mr. Labine replaced Claude Bouchard, the former Vice President of Operations, who left Rubicon to pursue other interests.

Objectives for 2013

The Company’s objectives for 2013 are summarized in the following areas:

Operational

Current operational efforts are focused on the two most critical components in the construction schedule;the sinking of the Phoenix shaft and the construction of the processing mill.  Currently underway are mill foundation work, erection of the mill building, additional mill engineering and procurement of mill components. Completion of the mill building and installation of components is expected to continue throughout 2013.

The shaft has been extended from 582 metres to 610 metres below surface to allow better access for development and exploration drilling. All underground drilling and lateral development has been temporarily halted to allow shaft sinking to continue at a faster pace and without interruption. The Company will continue to evaluate the cost/benefit of continuing to extend the shaft beyond a depth of 610 metres to better facilitate access to the sub 1,200 metre target area.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2012

Exploration

One of the key exploration objectives of the Company is to define sufficient additional indicated or measured mineral resources to support a minimum of three to five years of potential production, at rates envisaged in the current PEA4.  As noted above, underground drilling has been halted in favour of full time shaft sinking. Surface drilling has now also been halted pending review of recent results.

Updated Mineral Resource

Rubicon plans to complete and release the summary of its updated mineral resource by the end of the first quarter of 2013. The report will include data from over 100,000 metres of core drilling since late 2011, approximately 95% of which was infill drilling of known areas.

Optimization of the PEA4

The Company continues to prepare and review studies on the optimization of the existing PEA4. The purpose is to evaluate different mining scenarios to refine and improve the currently proposed mining plan and economics. These scenarios are sensitive to the updated mineral resource estimate, and the current economic climate. There are several key areas in the PEA4 where the Company is looking to optimize:

Mining method: The Company is considering the longhole stoping mining ("longhole") method instead of, or to supplement, the captive cut-and-fill method. The Company believes that the longhole method is more productive, can lower operating cost, and is not meaningfully dilutive to the mined grade. The longhole method uses more mechanized equipment, which could add to the capital requirements.

Infrastructure and development layout: Rubicon is considering increasing the vertical interval between the main levels to 120 metres (as compared to 60 metres in the PEA4) and developing a ramp to interconnect the levels. The Company believes this different layout allows for efficient movement of equipment, material, and personnel between levels. The Company also believes that the capital cost savings from developing fewer levels will partially offset the capital cost of the ramp.

Equipment: The Company is assessing the use of modern "LHD" (load haul dump) loaders and haulage trucks, using a combination of diesel-fueled and battery-operated units. Rubicon believes using mechanized equipment versus rail-mounted cars and mucking machines is more productive and provides flexibility. Furthermore, battery-operated LHD loaders and trucks do not produce emissions, are cleaner for the environment, and reduce capital costs for ventilation infrastructure. The gold-bearing material would be transferred between levels by gravity through internal ore passes.

Throughput: The Company is evaluating an increase in throughput at an average rate higher than the 1,250 "tpd" (tonnes per day) rate in order to increase the output in ounces.

Shaft depth: Rubicon is evaluating extending the depth of the shaft below 610 metres for improved access to more potential mining areas.

Exploration platform: The Company is assessing constructing deep, underground, exploration platforms that allow step-out drilling below the 1,200 metre depth with shorter drill holes. This would allow the Company to follow up on higher grade intercepts and potentially increase the mineral resource at depth.

4 See PEA Caution on Page 7

RUBICON MINERALS CORPORATION – MD&A – December 31, 2012

The Company has commissioned SRK Consulting ("SRK") to conduct the updated mineral resource estimate and optimization studies.

The optimization studies are scheduled to be completed in the second quarter of this year. The Company believes that the new methods being considered in the optimization studies will potentially improve the efficiency and productivity of the Phoenix Gold project. However, the implementation of the new methods would likely increase the initial capital cost of developing the Phoenix Gold project compared to the $214 million outlined in the PEA (see PEA Caution below). Rubicon is not able to provide an accurate estimate of the capital cost increase for the Phoenix Gold Project prior to the completion of these studies. Management plans to evaluate financing alternatives upon the completion of the optimization studies, to address any potential increase in the capital cost of the Phoenix Gold project.

PEA Caution

The PEA is preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported inferred mineral resources referred to in the PEA are uncertain in nature and there has been insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category. The PEA is a technical report under National Instrument 43-101 (“NI-43-101”), was prepared by AMC Mining Consultants with metallurgical and processing contributions from Soutex, and has an effective date of August 8, 2011.

Qualified Persons and Quality Assurance

The 2012 exploration programs in Red Lake and the preparation of the 2012 technical exploration disclosures in this MD&A were supervised by, and all data forming the basis for the 2012 technical exploration disclosures in this MD&A, except with regard to the third party prepared PEA (see PEA Caution above), were verified by, Matthew Wunder, P.Geo., Vice President Exploration for Rubicon, a Qualified Person as defined in NI 43-101.

Assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake.

Standards, blanks, duplicates and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out by ALS Minerals a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd.

Phoenix Gold Project operations including engineering studies and ongoing development are currently supervised and verified by, and except with respect to the third party prepared PEA (see PEA Caution above), any operating technical data disclosed in this MD&A has been verified by and the technical operating disclosures in this MD&A, have been approved by, Daniel Labine, P. Eng., Vice President Operations for Rubicon, a Qualified Person as defined in NI 43-101.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2012

United States Exploration

States of Nevada and Utah (West Kirkland Option)

Rubicon holds variable fee simple mineral property interests in a large land package in Elko County, Northeastern Nevada (225,000 acres) extending into Box Elder County, Utah (608 acres).

During 2011, West Kirkland Mining Inc. (“West Kirkland”) signed an option agreement over the Company’s Nevada and Utah property for a variable interest of up to 60% through exploration expenditures of US$15 million over 4 years.  West Kirkland has announced initial results from its 2011 exploration program (see West Kirkland news release dated January 10, 2012, July 3, 2012 and Sept 26 2012) and has completed its first year commitment of US$2 million of exploration.  On January 23, 2013, to allow for effective completion of annual work programs, the effective date of the option agreement for the annual work commitment was extended from June 23rd to December 31st of each year.  West Kirkland is required to spend US$3 million by December 31, 2013 to maintain its option.

State of Alaska

Until December of 2012 the Company held a 100% interest in the New Horizon property consisting of 439 claims (65,560 acres) in the Goodpaster Mining District of Alaska. Given its focus on the Phoenix Gold Project, the Company was seeking a partner to advance the exploration of this property.  As a partner was not found, the Company chose not to renew the claims on the annual claim rental due date of November 30th and as a result the Company no longer retains any interest in these claims.  As these claims were already carried at $nil in the Company’s financial records no further write-off was required.

Cautionary Note to U.S. Readers Regarding Estimates of Measured, Indicated and Inferred Mineral Resources

This filing uses the terms “indicated mineral resources” and “inferred mineral resources”.

The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, they are not recognized by the SEC.

“Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred” or “indicated mineral resource” will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases, such as with an initial preliminary economic assessment.  The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures.   U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred mineral resource exists or is economically or legally mineable.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond the control of Rubicon.  Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies.  Risk factors are

RUBICON MINERALS CORPORATION – MD&A – December 31, 2012

more fully described in our Annual Information Form (the “AIF”), dated March 12, 2013, for the year ended December 31, 2012, on file at www.sedar.com.

SELECTED ANNUAL INFORMATION

Information presented below is extracted from the Company’s Audited Financial Statements.

Fiscal year ended	2012	2011	2010
	$	$	$
Interest and miscellaneous income	2,234,133	477,476	463,584
Loss on sale of investments	(146,022)	(264,044)	(366,418)
Net loss	(10,366,650)	(21,396,497)	(25,510,721)
Basic and diluted net loss per share	(0.04)	(0.10)	(0.12)
Total assets	479,971,487	280,133,612	220,405,196
Total long-term financial liabilities	3,746,087	2,062,244	599,572
Cash dividends	Nil	Nil	Nil

Significant losses in 2010 and 2011 are not anticipated to represent a trend as they reflect impairment charges taken against the Company’s Alaska properties.

OPERATING RESULTS

Fiscal year ended December 31, 2012 compared to Fiscal year ended December 31, 2011

For the fiscal year 2012, the Company incurred a loss of $10.4 million ($0.04 loss per share) compared to a loss of $21.4 million ($0.10 loss per share) incurred in the fiscal year 2011, a difference of $11.0 million. The large losses in 2011 were mainly due to impairment charges taken by the Company relating to the Company’s Alaska properties.  For the fiscal year 2012, the Company recorded Other Comprehensive Income (“OCI”) of $1.0 million compared to Other Comprehensive Loss (“OCL”) of $1.2 million in the prior year, a difference of $2.2 million.  Comprehensive loss (the total of the net loss or income and the other comprehensive income or loss) for the fiscal year 2012 was $9.4 million compared to $22.6 million in the prior year, a decrease in comprehensive loss of $13.2 million.

Significant items making up the change in net loss for the year were as follows:

•	Mineral property impairment charges of $14.7 million that were recorded in 2011 relating to the Company’s Alaska claims did not reoccur in the current year.

•	Salaries were higher by $1,480,572 in the current year due to increased staffing levels, severance costs, benefits, and other related costs in the current year.

•
Share-based compensation increased by $2,667,797 as the total number of options issued in the current year increased and a significantly higher Black Sholes calculated fair value was applicable to these options as compared to options issued in the comparative year.

•	General mineral exploration decreased by $140,857 as a result of the Company focusing on its core Phoenix Gold Project in Red Lake, Ontario.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2012

The Company reviewed the value of marketable securities for objective evidence of impairment and determined that an impairment charge of $799,027 was required in 2012.  No such charge was recorded in 2011.

•
Option receipts in excess of property costs, which represent amounts received from optionees of the Company’s properties decreased by $161,923 mainly due to the decreased activity by the Company’s English Royalty Division.

•
Interest and other income increased by $1.8 million due to the increase in investment balances upon completion of the Company’s $200 million financing in February 2012 and higher rates of interest received on those investments.

Other comprehensive income for the fiscal year 2012 was $1.0 million compared to other comprehensive loss of $1.2 million in 2011. The other comprehensive income in the current year was mainly the result of the transfer to the Statement of Operations and Deficit of the impairment taken on marketable securities and the realized losses on the sale of marketable securities.

During the year, the Company expended $65.0 million on its Phoenix Gold Project in Red Lake Ontario.  Significant expenditures included $42 million on underground development work in the form of contract mining costs for development of underground workings.  Additionally the Company incurred $16 million in surface and underground drilling expenses at the Phoenix Gold Project during the year.

USE OF PROCEEDS FROM FINANCINGS

Planned Use of Proceeds as Previously Disclosed	Actual Use of Proceeds to December 31, 2012
July 28, 2011 Agnico-Eagle Private Placement
• $70 million on additional drilling, studies, testing and other development work in connection with the F2 Gold system at the Phoenix Gold Project.	• $50 million had been expended, as committed, on the Phoenix Gold Project, to December 31, 2012. The Company expects to use the balance of the proceeds in future periods as previously disclosed.
February 29, 2012 Public Offering
• $192 million net proceeds. $181 million for development of Phoenix Gold project. $11 million was for exploration and general working capital.	• $63 million has been expended, as committed, on the Phoenix Gold Project, to December 31, 2012.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2012

SUMMARY OF QUARTERLY RESULTS

The following results are based on IFRS in Canadian dollars for all quarters presented.

Quarter	2012 Fourth (unaudited)		2012 Third (unaudited)		2012 Second (unaudited)		2012 First (unaudited)		2011 Fourth (unaudited)		2011 Third (unaudited)		2011 Second (unaudited)		2011 First (unaudited)
	$		$		$		$		$		$		$		$
Interest and other income		675,686		684,391		632,063		241,993		149,181		135,730		77,554		115,011
Loss on sale of investments		-		(129,612)		(15,589)		(821)		(119,754)		(134,168)		(577)		(9,545)
Net loss		2,976,206		3,504,039		2,312,752		1,573,653		16,668,298		1,559,355		1,669,859		1,498,985
Basic and fully diluted net loss per share		0.01		0.01		0.01		0.01		0.07		0.01		0.01		0.01

Annual totals in the table may differ slightly from annual reported amounts due to rounding.

Overall, quarterly losses should tend to increase due to increased head office administration costs to support an expanding exploration and development program.  In the fourth quarter of 2011, a property write-down caused an unusually large loss. Other factors causing significant variations in results between quarters include interest income and stock based compensation expenses.  These other factors do not have identifiable trends.

FOURTH QUARTER

For the three month period ended December 31, 2012, the Company had a net loss of $2,976,206 ($0.01 per share) compared to a net loss of $16,668,298 ($0.07 per share) incurred in the three months ended December 31, 2011, a decrease in loss of $13,692,092. In the prior year the Company had incurred an impairment charge of $14,732,137 relating to its Alaska mining claims that did not re-occur in the current period.  In addition, share-based compensation expense was $323,770 higher during the current year fourth quarter as compared to the prior year fourth quarter, due to the higher fair value and number of options granted in 2012. During the three month period ended December 31, 2012, the Company had other comprehensive income of $668,820 compared to other comprehensive loss of $167,797 in the comparable quarter of the prior year. This was mainly the result of an impairment loss of $799,027 taken on marketable securities and reclassified to net income.

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $157.6 million at December 31, 2012 compared to $62.7 million at December 31, 2011.  Working capital increased in the current year by $94.9 million primarily due to the Company receiving net proceeds of $192 million pursuant to the bought deal equity financing described in more detail below. This increase is offset by expenditures incurred in the twelve months ended December 31, 2012.

Increases in property plant and equipment of $26.7 million and increases in exploration and evaluation assets of $65.0 million in 2012 represent expenditures on surface assets and surface and underground exploration expenditures at the Phoenix Gold Project.  Significant projects undertaken during the year include completion of a new road leading to the mine site and extension of the head frame, deepening of the existing shaft, purchasing buildings for employee residence, underground lateral development and commencement of construction of a mill building.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2012

In February 2012, the Company received gross proceeds of $200.9 million from a public offering of 49,000,000 common shares of the Company at a price of $4.10 per share. Net proceeds after deducting commissions and share issue costs were $191.7 million and were credited to share capital.  Of these funds, approximately $181 million is expected to be used for development of the Phoenix Gold Project and the balance for exploration and general working capital.

CASH FLOWS

Operating Cash Flows – Year ended December 31, 2012

Net cash used in operating activities of $6.5 million, was lower than net cash used in operating activities in the year ended December 31, 2011 of $7.0 million reflecting the increase in interest income received on larger cash balances during 2012.

Investing Activities – Year ended December 31, 2012

The Company had a cash outflow of $201.3 million from investing activities compared to a cash outflow of $9.5 million in the prior comparative period, a difference between periods of $191.8 million.  This difference is primarily a reflection of the purchases of temporary investments with the proceeds from the February financing.  Current year outflows also included $55.4 million for mineral property expenses, $24.7 million in capital equipment expenditures and $5.7 million move to restricted cash incurred to further exploration and development at the Company’s Phoenix Gold Project. Cash outflows were partially offset by the receipt of $3.8 million from the sale of available-for-sale investments during the year.

Financing Cash Flows – Year ended December 31, 2012

Financing inflows of $192.7 million in 2012 exceeded financing inflows of $70.4 million in the comparative year by $122.3 million.  Financing inflows are made up of $191.8 million net proceeds received from the bought deal equity financing, and $0.9 million in proceeds received from the exercise of stock options.

FINANCIAL INSTRUMENTS

The Company’s financial instrument policies and fair values by category are described in notes 3(n) and 4 to the financial statements.  Overall, the Company’s only significant risk exposure relates to its cash and short-term cash investment balances. The Company’s paramount concern with respect to these balances is preservation of capital and therefore, during the year, authorized investments were restricted to instruments guaranteed by the Government of Canada or a Province of Canada or high grade money market instruments guaranteed by any of the 5 largest Canadian banks.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

PROVISION FOR CLOSURE AND RECLAMATION

The Company has an obligation to close and rehabilitate the Phoenix Gold Project site upon its abandonment.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2012

As of December 31, 2012, the Company has deposited a total of $3,108,222 (2011 - $1,686,224) with the Ministry of Northern Development and Mines (“MNDM”) as assurance for closure costs of current disturbances.

The estimated closure costs of the Phoenix Gold project based on the year end condition of the site were inflation adjusted to the estimated date of site remediation, which is 15 years from December 31, 2012, and then discounted back to the year-end using an estimate of the Company’s risk free rate of 1.87%. The provision for closure and reclamation was increased to the current value, of the future liability, amounting to $3,356,749 (2011 - $1,923,358) with the increase, after accretion of the discount of the prior estimate, capitalized to exploration and evaluation assets.

COMMITMENTS AND CAPITAL LEASE OBLIGATIONS

At December 31, 2012, the Company has the following contractual, capital and operating lease and rental commitments:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	Nil	Nil	Nil	Nil	Nil
Capital (Finance) Lease Obligations	$493,954	$280,392	$213,562	Nil	Nil
Lease and Rental Obligations	$186,377	$186,377	Nil	Nil	Nil
Purchase Obligations	$11,935,776	$11,862,460	$73,316	Nil	Nil
Other Long-Term Contractual Obligations reflected on the Company’s Balance Sheet under the primary financial statements	Nil	Nil	Nil	Nil	Nil
TOTAL	$12,616,107	$12,329,229	$286,878	Nil	Nil

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

TRANSACTIONS WITH RELATED PARTIES

Legal services

David R. Reid is a director of the Company and a partner at a law firm the Company has engaged to provide legal services.  During the fiscal year 2012, the Company incurred legal fees to the law firm, aggregating to $1,856,796 (2011 - $1,417,406).  As at December 31, 2012, the law firm is owed $100,000 (2011 - $70,000). All these transactions were recorded at their fair value amounts and incurred in the normal course of business.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2012

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. While actual results could differ materially from these estimates, no specific sources of estimation uncertainty have been identified by management that are believed to have a significant risk of resulting in a material adjustment within the next financial year to the carrying amount of the Corporation’s assets and liabilities as recorded at December 31, 2012.

The most significant judgment made by management in preparing the Corporation’s financial statements is described as follows:

Impairment of Non-Current Non-Financial Assets

The Corporation reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

FUTURE ACCOUNTING CHANGES

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for accounting periods beginning on or after January 1, 2013 or later periods.

Effective for accounting periods beginning on or after January 1, 2013:

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 changes the definition of control under IFRS so that the same criteria are applied to all entities to determine control. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2012

IFRS 12, Disclosure of Interests in Other Entities, sets out the disclosure requirements for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates.   The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

IFRS 13, Fair Value Measurement, this new standard sets out a framework for measuring fair value and the disclosure requirements for fair value measurements. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

Amendment to IAS 1, Presentation of Financial Statements, requires an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For items presented before tax, the amendments also require that the tax related to the two separate groups to be presented separately. The Company is currently evaluating the impact this amendment may have on its consolidated financial statements.

OUTSTANDING SHARE DATA

As at March 12, 2013, the Company had the following common shares and stock options outstanding

Common shares	288,468,482
Stock options1	13,368,326
Fully diluted share capital	301,836,808

1Each option entitles the holder to acquire one common share of the Company

DISCLOSURE CONTROLS AND PROCEDURES

The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on their evaluation, that they were effective as of December 31, 2012 to provide reasonable assurance that all material information relating to the Company and its consolidated subsidiaries will be made known to management and disclosed in accordance with applicable securities regulations.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's  management  is  responsible  for  establishing  and  maintaining adequate  internal  control over  financial  reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore,  even those  systems  determined  to be effective  can        provide  only  reasonable   assurance  with  respect  to  financial   statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this assessment, performed after the year end, management has concluded that as at December 31, 2012, the Company's internal control over financial reporting was effective.

The Company’s auditor, PricewaterhouseCoopers LLP, has audited the Company’s internal control over financial reporting as at December 31, 2012 and their opinion and report is included with our annual consolidated financial statements.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2012

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the  Company's  internal  control over  financial reporting during  the fiscal year 2012,  that have  materially affected,  or are reasonably likely to materially  affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including the AIF and other public filings, are available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This MD&A, and the documents incorporated by reference herein contain “forward-looking information” within the meaning of securities legislation, including the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, and are collectively referred to herein as “forward-looking statements”.  These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Other than as specifically required by applicable securities laws, the Company does not intend, and does not assume any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.  The material assumptions upon which such forward-looking statements are based include, among others:  that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that the Company will meet its estimated timeline for the development of the Phoenix Gold Project; that the Company will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the technical report titled “F2 Gold System – Phoenix Gold Project, Bateman Township, Red Lake, Canada, Technical Report for Rubicon Minerals Corporation” (the “Technical Report”) will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the Technical Report.  The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements in this document include, but are not limited to statements regarding the Company’s plans in respect of the development of the Phoenix Gold Project, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration operations, environmental risks, unanticipated reclamation expenses and title disputes or claims.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2012

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of the Company and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions, as well as those factors discussed in the section titled “Risk Factors” in the AIF.

Although management of the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

APPROVAL

The Board of Directors, upon the recommendation of the Audit Committee, has approved the disclosure contained in this MD&A.